DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008153

January 29, 2004

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-29-2004

Re: Intel Corporation
Incoming letter dated January 9, 2004

Dear Mr. Mueller:

This is in response to your letter dated January 9, 2004 concerning a shareholder proposal submitted to Intel by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
21 Highland Avenue
Moorestown, NJ 08057-2717

50863

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 9, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Robert D. Morse*
Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation ("Intel" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2004 Annual Stockholders Meeting (collectively, the "2004 Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") received from Mr. Robert D. Morse (the "Proponent"). The Proposal, which the Company received on August 27, 2003, and as revised on September 17, 2003, are attached hereto as Exhibit A.

The Proposal requests that the Company consider revising its executive compensation policy with respect to its "Top Management." On behalf of our client, we hereby notify the Division of Corporation Finance of Intel's intention to exclude the Proposal from its 2004 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing him of the Company's intention to exclude the Proposal from the 2004 Proxy Materials. Intel intends to file its definitive 2004 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Intel intends to file its definitive proxy statement and form of proxy with the Commission.

BASES FOR EXCLUSION

We believe that the Company may exclude the Proposal from the 2004 Proxy Materials pursuant to the following rules:

- Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to Intel's request for that information;

- Rule 14a-8(i)(3), because the Proposal is vague and indefinite and therefore potentially misleading; and

- Rule 14a-8(i)(4), because the Proponent has repeatedly submitted proposals for the last three years in which he has failed each and every time to provide evidence of continuous beneficial ownership of Intel stock.

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company believes that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." The Proponent does not appear on the records of Intel's stock transfer agent as a stockholder of record. The Proponent did not include evidence demonstrating that he satisfied Rule 14a-8(b) with his August 21, 2003 letter to Intel accompanying the Proposal. *See* Exhibit A. Accordingly, in a letter dated September 4, 2003, which was sent within 14 days of Intel's receipt of the Proposal, Intel informed the Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent's response had to be postmarked within 14 days of his receipt of Intel's letter. *See* Exhibit B. Intel's September 4 letter was sent to the Proponent via overnight delivery, and Intel has confirmation from the courier company that the Proponent received the letter on September 5, 2003. *See* Exhibit C. The Proponent's response to Intel, which was forwarded to Intel by facsimile by TD Waterhouse Investor Services, Inc., the Proponent's broker, was received more than 14 days after the Proponent received Intel's September 4 letter. *See* Exhibit D. Furthermore, this purported substantiation of ownership was deficient in several respects as Staff Legal Bulletin No. 14 (avail. July 13, 2001) states in Section C.1.(c)(3) that "A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." The broker's letter verified the Proponent's ownership as of September 19, 2003 and not as of August 27, 2003, the date on which the Proponent submitted the Proposal. Moreover, the broker's letter provided ownership information only as of a single day, and failed to establish that the Proponent owned the requisite amount of Intel securities for at least one year prior to August 27, 2003. Thus, Intel never received sufficient evidence of the Proponent's continuous beneficial ownership of Intel stock.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence that he has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Intel satisfied its obligation under Rule 14a-8 through its September 4 letter to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1),

- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii), and

- that the Proponent's response had to be postmarked within 14 days after his receipt of Intel's letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide evidence of his eligibility under Rules 14a-8(b) and (f)(1). In fact, the Proponent submitted proposals for inclusion in Intel's 2002 and 2003 Proxy Materials and at those times the Proponent also failed to satisfy the requirement that he show proof of continuous ownership, notwithstanding Intel's correspondence in which Intel explained those requirements. The Staff granted no-action relief in both cases. *See Intel Corp.* (avail. Mar. 10, 2003) and *Intel Corp.* (avail. Feb. 15, 2002). *See also Motorola, Inc.* (avail. Sept. 28, 2001); *Target Corp.* (avail. Mar. 12, 2001); *Saks Inc.* (avail. Feb. 9, 2001); *Johnson & Johnson* (avail. Jan. 11, 2001). The Staff has extended a proponent's correction period beyond 14 days upon finding deficiencies in the company's communication. *See, e.g., Sysco Corp.* (avail. Aug. 10, 2001); *General Motors Corp.* (avail. April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). In the present case, we do not believe that an extension of the response period is warranted because Intel's September 4 letter notifying the Proponent of his need to present satisfactory evidence supporting his beneficial ownership of Intel's stock fully complied with the requirements of Rule 14a-8(f)(1): (1) Intel furnished the Proponent with all relevant information (including the requirements for eligibility, the required documentation and the deadline for response) in the notice of deficiency; and (2) provided the notice in a timely fashion. In addition, the Proponent should be well aware of the need to satisfy the beneficial ownership requirements through his past attempts to avail himself of the stockholder proposal rules. Despite Intel's notification to him, the Proponent still failed to provide Intel with satisfactory evidence of the requisite beneficial ownership. We believe that the Company's repeated experiences with the Proponent, in which he submits a proposal but never demonstrates sufficient proof of beneficial ownership, suggests that the Proponent harbors some type of personal grudge against the Company. Accordingly, we believe that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal Is Vague and Indefinite And Thus It May Be Excluded Both Under Rule 14a-8(i)(3) for Violating Rule 14a-9 and Under Rule 14a-8(i)(6).

The Proposal properly may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows the exclusion of a stockholder proposal where the proposal or supporting statement are contrary to any of the Commission's proxy rules and regulations. The Proposal is so vague and indefinite that they violate Rule 14a-9's prohibition on false and misleading statements in proxy solicitation materials. In addition, because the Proposal is vague, they also may be omitted from the 2004 Proxy Materials under Rule 14a-8(i)(6) because the Company would be unable to determine what actions are required to be taken and thus lacks the power to implement the Proposal.

The Staff has consistently taken the position that stockholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See, e.g., Proctor & Gamble Co.* (avail. Oct. 25, 2002), *Philadelphia Electric Co.* (avail. Jul. 30, 1992). The Staff has applied this long line of precedent to stockholder proposals concerning executive compensation. *See, e.g., Woodward Governor Co.* (avail. Nov. 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth); *Pfizer Inc.* (avail. Feb. 13, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price"); *General Electric Co.* (avail. Feb. 5, 2003) (proposal requesting board to seek stockholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *General Electric Co.* (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors").

The Proposal would discontinue "all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments" but "does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses." As with the proposals at issue in *Woodward Governor*, *Pfizer* and the two *GE* letters, it would be impossible for the Company to implement the Proposal or for the

Company's stockholders to understand what they would be voting for, because the Proposal is impossibly vague. Specifically:

- The Proposal would require that the Company discontinue "rights." No other language in the Proposal (including the Supporting Statement) elaborates on what type of "rights" are referred to, other than the fact that the context suggests that the Proponent intends to address some type of compensation right. Thus, the term "rights" is so broad and vague that shareholders would not know the scope of arrangements that the Proposal seeks to discontinue, and the Company would not know how to implement the Proposal.

- The Proposal would require the Company to discontinue "possible severance payments." Again, the scope of this term is unclear, as neither shareholders nor the Company would know whether this provision calls for the elimination of retirement benefits.

- The Proposal addresses certain arrangements for "top 5 of Management" but has an exception for "plans for lesser Managers or employees." As with the proposal in *Woodward Governor Co.*, the contraposition of these two categories makes it unclear how the Proposal is to be applied. It is unclear whether the exception is intended to mean that some of the "top 5 of Management" are not to be affected by the Proposal if they are either "lesser Managers" or "employees" (and it should be noted that each of the Company's named executive officers is also an employee). Alternatively, the exception may be interpreted as meaning that the "top 5 of Management" may continue to participate in plans providing "rights, options, SARs and possible severance payments" as long as those plans also offer "reasonable employee options or bonuses" to "lesser Managers or employees" (in which case it is unclear how to determine whether the level of employee options and bonuses available under such plans are "reasonable").

As a result of these vague and indefinite provisions in the Proposal, it is excludable under Rule 14a-8(i)(3) as misleading "because any actions(s) ultimately taken by the Company upon implementation of this proposal could be significantly different from the actions(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). In addition, the Proposal may also be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail.").

III. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proponent's Behavior is Indicative of a Personal Grievance.

We also believe that the Company is entitled to prospective relief under Rule 14a-8(i)(4) because the Proponent has repeatedly submitted proposals for the last three years in which he has failed each and every time to provide evidence of continuous beneficial ownership of Intel stock.[1] The Commission has recognized that where a proponent has a long-standing history of confrontation with a company, that history is indicative of a personal claim or grievance within the meaning of current Rule 14a-8(i)(4) and that a proposal may be excludable on this ground even though, on its face, it does not reveal the underlying dispute or grievance. *See Unocal Corporation* (avail. Jan. 14, 1999) (same proposal submitted for three years by proponent, excluded each time by the Commission, seen as personal grievance); *Cabot Corporation* (avail. Nov. 4, 1994; Nov. 29, 1993; Dec. 3, 1992; Nov. 15, 1991; Sept. 13, 1990; Nov. 24, 1989; Nov. 9, 1988; and Oct. 30, 1985) (eight separate proposals by disgruntled former employee to limit indemnification of directors and officers determined by the Staff as properly excludable). In its 1994 no-action letter to Cabot Corporation, the Staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. *See also Texaco, Inc.* (avail. Feb. 15, 1994) (staff allowed omission of proposal relating to executive compensation under Rule 14a-8(c)(4). The Staff also permitted Texaco to apply ruling to any future submissions of the same or similar proposals by the same stockholder). Accordingly, we believe the Company is entitled to exclude any future proposals authored by the Proponent.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Intel excludes the Proposal of Robert D. Morse from its 2004 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in

---

[1] The Staff has excluded every proposal the Proponent has submitted to Intel for the same reason – the Proponent's failure to supply, within 14 days of receipt of Intel's request, documentary support sufficiently evidencing that he continuously held Intel's securities for the required one year period. *See Intel Corp.* (avail. Mar. 10, 2003); *Intel Corp.* (avail. Feb. 15, 2002).

this matter, please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal from the Intel Legal Department at (408) 765-2283.

Sincerely,

Ronald O. Mueller

cc: Rachel Kosmal, Intel Corporation
Robert D. Morse

Attachments

10751130_2.DOC

EXHIBIT A

Robert D, Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

AUG 2 7 2003

T. DUNLAP

August 21, 2003

Intel Corporation
PO Box 58119
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Office of The Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider deleting all rights, options, SAR's. and severance payments to top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options bonuses.

REASONS:

It is noted that Shareowners are only allowed to make "requests" for Directors actions in this proposal, therefore the recourse is by voting "Against" when considering their election or re-election to office. Management is allowed to publish "reasons" to vote "Against", therefore this Proponent has the same privilege in their election or re-election requests.

"Abstain" is a non-vote and "Except" only a partial choice, if made to delete certain Nominees. Since most may be unknown to the majority of Shareowners, there is little accomplished in using that vote. Since about 1975, the States of DE,MD,NJ,NY, and VA have enacted laws, [Rules] which were accomplished after pressure from lobbyists which automatically guarantee that all Company offered nominees for Director will always be elected, there being only that number of names required, and there are no opponents. This is known as "Plurality" voting, a process whereby the ones receiving the greater amount of votes always are elected.. The word "Against" is deleted under the explanation that: "the shareowners might be confused into thinking that voting "Against", would win, when that is actually "unlawful" in those States of incorporation. Is this not a violation of the Constitution and/or The Bill of Rights ? Federal law should supercede State Law whenever conflicting.

Thank You, and please vote YES for this Proposal.

Robert D. Morse.

Robert D. Morse

These Rhymes are for stress relief.
Not part of the presentation.

MAD AS---

If someone says: "I'm mad as a hornet",
You are well advised to ignore it.
Since a hornet reacts with an instant sting,
It has accomplished its normal thing.
No longer is it at odds with you,
Since it is satisfied, being my view.

APPLAUSE

Do you ever consider giving applause,
For an actor or speaker, because,
They may have pleased you for a cause ?
Try to be first to begin an accolade,
You might be considered one sharp blade !

WRONG WAY—DUMB WAY

"There's more than one way to skin a cat",
About "ways", I have three to do that.
Doing it right is relatively easy,
Doing it wrong is somewhat sleazy.
While doing the dumb way can be ducky,
If the end result is just plain lucky.

SOLICITOUS

Solicitous means "Concern for us",
Usually when we are hurt and fuss.
However, English words have another meaning,
My interpretation has that leaning.
If you say: "Solicitous in a way that's slurred,
"So listen to Us" can be inferred.

Robert Dennis Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**
SEPT. 17, 03

Office Of The Secretary
Intel Corporation
PO Box 58119
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Dear Secretary:

I find it necessary to rephrase my Proposal and Reasoning, due to mis-understanding that I only have one Proposal, the other wording, offering information to shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail There is ample time prior to printing the Proxy Material..

My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Robert D. Morse

Robert D. Morse

NOTE: 9AM TO: RACHEL KOSMAL:
T.D. WATERHOUSE SENDING
CONFIRMATION RE: HOLDINGS
WILL REMIT BY FAX PRIOR
TO DEADLINE. RDMorse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

Office Of The Secretary
Intel Corporation
PO Box 58119
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Robert D. Morse
Robert D. Morse

R.D. Morse
212 Highland Avenue
Moorestown. NJ 08057-2717

NO PRIZE

These rhymes are for stress relief.
Not part of the presentation.

Have you ever thought you'd won a prize,
Only to have it disappear before your eyes?
The wheels can spin on a slot machine
As long as you drop coins within.
Two symbols show up, which isn't bad,
Then the third slips by and you've been had.
The wheels go round with a whirl,
And you realize you're a no-prize girl!

CURIOUS

Curiosity may have killed a cat,
But just before that,
It had the satisfaction
Of seeing where it's at!

GRATUITIES

I pay for the dinner,
I pay for the trip
Of course I like
To leave the tip.
In return for this
I often catch some lip.

BANNERS

If you've noticed the profusion of banners,
One can realize the users are not planners.
Rather, the most are copycat scanners.
They fly a two-foot fruit or scene,
Not showing any patriotism, I mean.
There appear more banners than a flag,
As independence seems to lag.

Robert Dennis Morse
Year 2000

These rhymes are for stress relief.
Not part of the presentation

R.D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

WRITING TIME

Ever wonder how I have time to write ?
It is so easy, in the middle of night.
The house is quiet, 'cept for tick of clock,
With no disturbance, my mind can unblock.
It enables me to build a rhyme or two.
As a trickle of thought passes through.
It only takes time of a minute or more,
To print these words for you to explore.
There were no scratch-outs, the original shows,
And may bring a moment's pleasure, who knows ?

ODE TO ROSIE

BRIGHT EYE

I am usually aware of a bright eye,
That is an alert when I want to buy.
Sometimes getting attention makes one think,
Not everything is "As quick as a wink".
I sometimes sit on a barstool for long,
Awaiting the bartender to stroll along.
They have favorites most every place,
And pay little attention to a fresh face.
Finally I'm noticed, hear: "What will you have ?"
"Hi, I'm Rosie !" is not part of their jave.
Sometimes there is chatting over the phone,
While we sit quietly, waiting alone.
There is a happy ending, as you will see,
When a female has a bright eye for me.

Robert Dennis Morse

COGNIZANT

Some people are "Lost" without their watch.
They are the ones we need to watch.
What they are saying is: "I'm confused".
And need direction to not be abused.
When I am driving, have no fear,
If I say: "I am cognizant", I am in full gear !

EXHIBIT B

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com

intel®

September 4, 2003

VIA FEDERAL EXPRESS

Robert Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Re: Your stockholder proposal

Dear Mr. Morse:

On August 27, 2003, we received your letter dated August 21, 2003, which included your stockholder proposal.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), please provide proof to us that you continuously owned at least $2,000 in market value, or 1%, of Intel's common stock for at least one year by the date you submitted the proposal. According to our records, you are not a "record holder" of your shares. Therefore, you must supply the following two items:

- A written statement from the "record" holder of your shares (usually a brokerage firm or a bank) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; and

- Your own written statement that you intend to continue to hold your shares through the date of the annual stockholders' meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. We look forward to speaking with you regarding your proposal.

Sincerely,

Rachel E. Kosmal
Senior Attorney

FedEx Express USA Airbill FedEx Tracking Number 8391 3525 3660

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1 From

Date 9/14/03 Sender's FedEx Account Number 1563-5585-2

Sender's Name Rachel Kosmal Phone (408) 765-2283

Company INTEL CORP

Address 2200 MISSION COLLEGE BLVD

City SANTA CLARA State CA ZIP 95054

2 Your Internal Billing Reference OPTIONAL

3 To

Recipient's Name Mr. Robert Morse Phone (856) 235-1711

Company

Address 212 Highland Ave

Address

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EXHIBIT C

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Tracking number	839135253660	**Delivery location**	MOORESTOWN NJ
Signed for by	R.MORSE	**Service type**	Standard Envelope
Ship date	Sep 4, 2003		
Delivery date/Time	Sep 5, 2003 1:29 pm		

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EXHIBIT D

TD WATERHOUSE

One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
Telephone No. (800) 934-4448

Fax

To: Rachael E. Kosmal	**From:** Erica Sepulveda
Fax: 408-653-5661.	
Phone:	**Date:** 9/19/2003
Re: Mr. Morse.	**CC:**

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● **Comments:**

Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

September 19, 2003

Robert D Morse
212 Highland Ave
Moorestown, NJ 08057-2717

Re: Account # 366-26777

Dear Mr. Morse,

I am writing in response to your recent inquiry regarding your account with TD Waterhouse Investor Services, Inc.

Please be advised as of today's date, you currently own 200 shares of Intel Corporation in the aforementioned account.

Please call me at 1-800-934-4448 ext. 60946 if you have any questions regarding this matter.

Sincerely,

Erica Sepulveda
TD Waterhouse
Customer Relationship Management

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 9, 2004

The proposal relates to discontinuing all rights, options, SARs and possible severance payments.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Intel request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Intel relies.

Sincerely,

Keir D. Gumbs
Special Counsel